

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

October 17, 2008

Mr. Brian D. Niebur
Chief Financial Officer
Entrx Corporation
800 Nicollet Mall, Suite 2690
Minneapolis, Minnesota 55402

> RE: Form 10-KSB for the fiscal year ended December 31, 2007
> Form 10-Q for the period ended June 30, 2008
> File No. 0-2000

Dear Mr. Niebur:

We have reviewed your response letter dated October 2, 2008 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Financial Statements

Consolidated Statements of Operations, page 23

2. We note your response to prior comment 2. In your response to comment 3 of your letter dated August 26, 2008, you indicate that the gain on sale of building, land and building improvements and legal settlements should have been included in your determination of 2006 operating income. Given that operating income would have increased by 285% if these amounts had been included in your determination of operating income for the year ended December 31, 2006, it remains unclear how you determined that the misclassifications are not material to your previously reported financial results. Given that you present operating income, it is also unclear why you believe that this financial statement line item does not carry any particular significance for persons who rely on your financial statements. Please further advise.

Notes to the Financial Statements

Note 5 – Investments in Unconsolidated Affiliates, page 31

3. We note your response to prior comment 5. It remains unclear how you determined that the AIM market is not of the breadth and scope of the United States markets referred to in paragraph 3(a) of SFAS 115. Please also help us understand how you arrived at the "as revised" amounts included in your analysis, which shows the impact on your financial statements if you had used the prices quoted by the AIM market. The price of one share of common stock of Catalytic Solutions, Inc., which is traded on the AIM market under the symbol "CTS" appears to be 81.5GBP on December 31, 2007 and 59.5GBP on June 30, 2008. In this regard, please further advise how you arrived at the "as revised" investments in unconsolidated affiliates amount as of each balance sheet date included in your analysis. Your explanation should show a breakdown of this line item by each investment. For the investment in Catalytic Solutions, Inc., you should show the price quoted by the AIM market and how you used this price to arrive at the total investment value of Catalytic Solutions, Inc.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2008

General

4. Please address the above comments in your interim filings as well.

Notes to the Financial Statements

Note 10, page 6

5. We note your response to prior comment 8. In a similar manner to your response, please provide detailed disclosures about how you determined it was not appropriate to increase the average indemnity amount used to determine your accrual amount.


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Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief